                                           Filed by Watson Pharmaceuticals, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                              Deemed filed pursuant to Rules 14a-12 and 14d-2 of
                                             the Securities Exchange Act of 1934

       Subject Company: Watson Pharmaceuticals, Inc. Commission File No: 0-20045



  WATSON PHARMACEUTICALS, INC. - SCHEIN PHARMACEUTICAL, INC. SLIDE PRESENTATION
                      SOURCE: WATSON PHARMACEUTICALS, INC.

                                  June 5, 2000

                                    SLIDE ONE
CENTER HEADING:
Watson Pharmaceuticals, Inc.

GRAPHIC:
Watson Pharmaceuticals, Inc. logo

TEXT:
NYSE: WPI

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                    SLIDE TWO
CENTER HEADING:
Note Regarding Forward-Looking Statements

TEXT:
This presentation contains certain statements of a forward-looking nature relating to future events or future business performance. Any such statements that refer to estimated or anticipated future results, product development efforts or performance or other non-historical facts are forward-looking and reflect management's current perspective of existing trends and information. Such forward-looking statements include, among others, statements regarding the consummation of the proposed acquisition of Schein by Watson and the future growth, impact and success of the combined company, including expectations regarding financial performance, product development efforts and the successful integration of the two businesses. Such forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such statements. Such risks and uncertainties include, among others, risk related to the consummation of the proposed acquisition, including the possible inability to obtain, meet the conditions imposed for, or the timeliness of, governmental approvals for the proposed acquisition, risks associated with the integration of the Watson and Schein businesses after consummation of the proposed acquisition, including the possible inability to successfully integrate these businesses on a cost effective and timely basis, and such other risks and uncertainties detailed in Watson's reports as filed from time to time with the Securities and Exchange Commission.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                   SLIDE THREE
CENTER HEADING:
Watson Pharmaceuticals, Inc. Corporate Profile


                                       1.

TEXT:
A specialty pharmaceutical company that develops, manufactures and markets both Brand and Generic products.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                   SLIDE FOUR

CENTER HEADING:
Watson Pharmaceuticals, Inc. Corporate Strategy

TEXT:
Brand Pharmaceuticals
Market under Watson Pharma(TM) label
Build specialty businesses
Build and expand R&D pipeline internally
Strengthen co-marketing relationships
Generic Pharmaceuticals
Market under Watson Laboratories label
Continue product-focused strategy
Strengthen relationships with key customers
Focused R&D at Corona and Cincinnati

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                   SLIDE FIVE
CENTER HEADING:
Gross Profit Contribution

SUBHEADING:
Brand and Generic Components (dollars in millions)

GRAPHIC (legend):
Two columns; unshaded small square with text: Brand
Shaded small square with text: Generic

GRAPHIC:
Four pie graphs.
First pie graph on the left: labeled 1996. Twenty-three percent of pie unshaded representing $27; Seventy-seven percent of pie shaded representing $90.
Second pie graph on the bottom left: labeled 1997. Fifty-four percent of pie unshaded representing $115; forty-six percent of pie shaded representing $99. Third pie graph on the right: labeled 1998. Fifty-three percent of pie unshaded representing $185; forty-seven percent of pie shaded representing $163.
Fourth pie graph bottom right: labeled 1999. Sixty-seven percent of pie shaded representing $308; Thirty-three percent of pie shaded representing $151.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                    SLIDE SIX


                                       2.

CENTER HEADING:
Brand Pharmaceuticals

TEXT:
Divisional focus based on growth potential
Oclassen(R) Dermatologics (57)
Result of acquisition in 1997
Women's Health (160)
Established in 1997 based on OC franchise
General Products (175)
Incorporates Watson and TheraTech developed products

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                   SLIDE SEVEN

CENTER HEADING:
Brand Pharmaceuticals Sales Force Capacity

GRAPHIC:
Graph with two axes. First line in vertical axis from 0 to 400, in 50 point increments. Second line in horizontal axis from 1996 to 1999, in one year increments.
Block graphic shows 1996 going upward to 4.
1997 going upward to 216.
1998 going upward to 351.
1999 going upward to 382.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                   SLIDE EIGHT
CENTER HEADING:
Oclassen(R) Dermatologics Division Strategic Disease Focus

TEXT:
Dermatoses
Acne
Psoriasis
Fungal infections

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                   SLIDE NINE
CENTER HEADING:
Oclassen(R) Dermatologics Net Sales

SUBHEADING:
(in millions)

GRAPHIC:
Graph with two axes. First line in vertical axis from $0 to $100, in $10 increments.


                                       3.

Second line in horizontal axis from 1997 to 1Q00, in one year increments. Block graphic shows 1997 going upward to $46.
1998 going upward to $58.
1999 going upward to $84.
1Q00 going upward to $25.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                    SLIDE TEN

CENTER HEADING:
Women's Health Division Strategic Disease Focus

TEXT:
Oral contraception
Hormone replacement therapy
Incontinence

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                  SLIDE ELEVEN

CENTER HEADING:
Women's Health Net Sales

SUBHEADING:
(in millions)

GRAPHIC:
Main text consists of graph with two axes.
First line in vertical axis from $0 to $140, in $20 increments.
Second line in horizontal axis from 1997 to 1Q00, in one year increments. Block graphic shows 1997 going upward to $17.
1998 going upward to $62.
1999 going upward to $132.
1Q00 going upward to $45.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                  SLIDE TWELVE

CENTER HEADING:
General Products Strategic Focus

TEXT:
Support function to other core therapeutic divisions
Pain management
Hypertension
Urology
New potential opportunities


                                       4.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE THIRTEEN

CENTER HEADING:
General Products Net Sales

SUBHEADING:
(in millions)

GRAPHIC:
Graph with two major axes. First line in vertical axis from $0 to $140, in $20 increments.
Second line in horizontal axis from 1997 to 1Q00, in one year increments. Block graphic shows 1997 going upward to $89.
1998 going upward to $123.
1999 going upward to $130.
1Q00 going upward to $35.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE FOURTEEN

CENTER HEADING:
R&D Strategies - Brand (italicized)

TEXT:
Expand portfolio for each Watson division
New product development
In-licensing of mid-to late-stage new product opportunities
Develop drug delivery-based products for out-licensing opportunities

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                  SLIDE FIFTEEN
CENTER HEADING:
Watson Technology Base

TEXT:
Solid dosage form expertise
Transdermal
Oral transmucosal
Drug targeting

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                  SLIDE SIXTEEN
CENTER HEADING:
Brand Product Development


                                       5.

TEXT:
Over 12 products in clinical development
2 submitted in 2H99
2 submissions in '00
4 products in or entering Phase III
Divisional focus
Dermatology
Women's Health
General Products

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE SEVENTEEN

CENTER HEADING:
Brand R&D Pipeline

GRAPHIC:
Six columns:

First column, row 1, text: E/P Combination (patch); row 2, text: Steroid Line Ext. (topical); row 3, text: Estradiol-Osteoporosis (patch); row 4, text: L-5HTP Biopterin Deficiency; row 5; text: Oxybutynin (patch); row 6, text: Anti-Acne (topical); row 7, text: Anti-Acne (oral); row 8, text: Selegiline TDS (Somerset); row 9, text: Fentanyl Lozenge; row 10, text: E/P Combination (oral); row 11, text: Onychomycosis (patch) New line, text: S = Submission (est). New line, text: A = Approval (est).

Second column; row 1, text: S, row 2, text: S

Third column; row 1, text: A, row 2, text is blank; row 3, text: S, row 4, text:
S.

Fourth column, row 1, text is blank; row 2, text: A; row 3, text: A; row 4, text: A; row 5, text: S; row 6, text: S; row 7, text: S; row 8; text: S

Fifth column from row 5, text: A; same through row 8; row 9 through row 11, text: S

Sixth column from row 9 to Row 11: A.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE EIGHTEEN

CENTER HEADING:
Estradiol/Progestin Combination Patch

TEXT:
NDA submitted December 1999
File accepted and under review
Indications
Vasomotor symptoms
Prevention of endometrial hyperplasia
Advantages


                                       6.

Low progestin dose levels
Consistent hormone delivery over entire dosing interval
Room temperature stability

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE NINETEEN

CENTER HEADING:
Oral Estradiol/Progesterone

TEXT:
Current Status
Phase III: late '00
Indications
Symptom relief
Endometrial protection
Osteoporosis
Advantages
Naturally-occurring ingredients
Both estradiol and progesterone from a single dosage form

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                  SLIDE TWENTY

CENTER HEADING:
Oxybutynin Patch Phase II Clinical Results

TEXT:
76 patients
Comparable to IR tablet
6-week dosing period
Patient convenience
Twice-a-week patch
Small size
Low irritation rates

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE TWENTY-ONE

CENTER HEADING:
Oxybutynin Patch Phase II Clinical Results

SUBHEADING:
Dry Mouth Side Effect

GRAPHIC:


                                       7.

Graph with two axes. Vertical axis from 0% to 70%, in 10% increments. Horizontal axis listing "None," "Mild," "Moderate" and "Severe."
Block graph marked "None" going upward to 62% in first shaded column and upward to 6% in unshaded column;
"Mild" going upward to two columns: 26% in shaded column and 27% in unshaded column;
"Moderate" going upward to two columns of 11% in shaded column and 59% in unshaded column and "Severe" going upward to two columns of 0% in shaded column and 9% in unshaded column.

GRAPHIC (legend):
Shaded box: Watson's Transdermal Group
Unshaded: IR oral group.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE TWENTY-TWO
CENTER HEADING:
Oxybutynin Patch Phase III Clinical Trial

TEXT:
Double blind, placebo controlled trial
Multiple dosage strengths
40 U.S. centers
Approximately 500 patients
NDA submission in 1H01

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                               SLIDE TWENTY-THREE
CENTER HEADING:
Cell Targeted Drug Delivery

TEXT:
Selective delivery of drug to specific cells
Highly active against Lymphoma tumor models
Improves therapeutic index of widely used drugs
Improved efficacy
Well tolerated
Phase I in early 2001

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE TWENTY-FOUR

CENTER HEADING:
Generic Pharmaceuticals

TEXT:
Marketing over 90 products in over 400 SKUs
Internal development program
Partnership program


                                       8.

Select generic OTCs

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE TWENTY-FIVE
CENTER HEADING:
R&D Strategies - Generic (italicized)

TEXT:
Continue oral, immediate release product development
Focus on technically-challenging products

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE TWENTY-SIX
CENTER HEADING:
Watson's ANDA Approvals in 2000

TEXT:
Ranitidine Tablets
Pentazocine/APAP
Bisoprolol Fumarate and Hydrochlorothiazide Tables
(*)
Enalapril Maleate Tablets (*)

GRAPHIC (legend)
(*) Tentative approval

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                               SLIDE TWENTY-SEVEN

CENTER HEADING:
Watson's 16 ANDAs Currently Pending $4.5 Billion in Brand Sales (*) - Filed by Facility

GRAPHIC:
Map of United States featuring Corona, CA, text: 8 ANDAs Pending, $1 Billion Brand Sales (*). Cincinnati, OH. Text: 3 ANDAs Pending, $3 Billion Brand Sales (*). Miami Fl. Text: 5 ANDAs Pending. $500 Million Brand Sales (*)

GRAPHIC (legend):
(*) Estimates based on IMS Health Data

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                               SLIDE TWENTY-EIGHT
GRAPHIC:
Schein Pharmaceutical Logo

                                SLIDE TWENTY-NINE


                                       9.

CENTER HEADING:
Two District Business Units

GRAPHIC:
Three boxes.
First box: Schein Pharmaceutical logo
Lower left box text: "Generic"
Lower right box text: "Brand"

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                  SLIDE THIRTY
CENTER HEADING:
Brand Business Focus

TEXT:
Main text consists of two columns, left column consists of box with text "BRAND"
- in center of box
Right column consists of text: Leading position in injectable iron
New exclusive successor product with compelling labeling differentiation
Growth engine for additional specialty products

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE THIRTY-ONE

CENTER HEADING:
Dialysis Marketplace

TEXT:
10 largest dialysis chains account for over 70% of patients over 225,000 patients receiving treatment
Approximately 8% annual growth
Source: HCFA

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE THIRTY-TWO
LEFT MARGIN HEADING:
INFed (logo text)

SUBHEADING:
(Iron dextran - USP Injection)

TEXT:
Treatment of anemia primarily in dialysis
Complements Amgen's Epogen(R) (EPO)

GRAPHIC:
Right side of page - photograph of Iron Dextran-USP Injection product


                                      10.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                               SLIDE THIRTY-THREE
CENTER HEADING:
Ongoing Effort to Address Unmet Clinical Needs

GRAPHIC:
Seven box chart, 3 boxes on top row, 3 boxes on bottom row arrows from each of the top boxes, left to right, top to bottom one arrow from bottom right box left to right, left to right arrows, lead to a box at the end center of the page, last column, under the second row of boxes there is a line with an arrow directed left and the beginning of the arrow under the first box the date "1989" is listed, under the second box in the second row to the left of 1989 the text "Time" is written.
First line, indent, title, text: "Events" underlined
First row, first box, text: EPO Introduced in Dialysis
First row, second box, text: Oral Iron Clinically Inadequate
First row, third box, text: INFeD(R) Effective but Carries Side Effects
Next row, indent title, text: "Implications" underlined
Bottom Row, first box, text: Iron Requirements Significantly increased
Bottom Row, second box, text: Physicians Search for Alternatives
Bottom Row, third box, text: Physicians Face Dilemma of Sub-optimal Therapy vs. High-Risk Exposure
Last column, box, text: Ferrecit(R) Bridges Safety and Efficacy Concerns

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE THIRTY-FOUR
CENTER HEADING
Life Cycle Management Transition INFeD(R) Customers to Ferrlecit(R)

GRAPHIC:
2 columns:
Left column consist of box with picture of INFed(R) product and arrow pointing to right column, text in arrow: Franchise Migration
Right column, top, picture of Ferrlecit(R) product
Second column under picture of Ferrlecit(R) product, bullet: Exclusive Product Right column, next line, bullet: Significant clinical benefit

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE THIRTY-FIVE
CENTER HEADING:
Box containing text: Ferrlecit (logo text)
Right of box, text: Future Iron Flagship

GRAPHIC:
Two columns:
Left column, text: First (underlined) injectable iron approved without "black box warning."
In-licensed from R&D Labs
Patent exclusivity until 2004
Introduced June 1999
Right column graphic: picture of product


                                      11.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE THIRTY-SIX
CENTER HEADING:
Full Coverage Received

GRAPHIC:
Main text consist of graph with two axes. First line in vertical axis with an arrow heading towards the top of the page, text: "Percentage of Covered Patients," vertical along the line. Second line in horizontal axis with an arrow pointing right, text: "Time" (with a smaller arrow pointing right). Where the two lines meet, vertical and horizontal, three boxes are aligned in cascade order moving towards the top right over an arrow.
First box contains text: Individual Regional Coverage Decisions; local intermediaries define coverage, state to state variation.
Second box contains text: National Coverage Decisions; Uniform HCFA coverage guidelines, received 2Q/2000.
Third box contains text: National Code Established. Provides uniform reimbursement, application filing 4/00, decision expected 1/01.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                               SLIDE THIRTY-SEVEN
CENTER HEADING:
Market Penetration Achieved Despite Reimbursement Restrictions

SUBHEADING:
National Market Share by $ Volume (underlined)

GRAPHIC:
Main text consist of graph with two axes. First line in vertical axis from 0% to 18%, in 2% increments.
Second line in horizontal axis from Jul., 1999 going in one month increments to Mar., 2000.
First box graph July 1999 going upward to just below 2%; Aug. going upward to just above 2%, Sept. going upward to 4%, Oct. going upward to between 6% and 8%, Nov. going upward to 8%, Dec. going upward to 6%, Jan. 2000 going upward to between 10% and 12%, Feb. 2000 going upward to 15%, Mar. going upward to 18%.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                               SLIDE THIRTY-EIGHT
CENTER HEADING:
Schein Sales Force

GRAPHIC:
3 rows of boxes:
First row, centered, box text states: Schein Dialysis, lines from left and right side of box connecting this box to second row of 2 boxes.
Second row, centered, first box, first row, text: Regional Managers
Second row, centered, first box, second row text: 4
Second row, centered, second box, first row, text: Account Managers
Second row, centered, second box, second row, text: 3
Third row, box, centered, first row, text: Sales Representatives
Third row, box, Centered second row, text: 30


                                      12.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE THIRTY-NINE
CENTER HEADING:
Leveraging Current Capabilities

GRAPHIC:
Graph with two major lines.
First line in vertical axis to the left of the line there is an arrow, text at bottom "Injectable Iron" with arrow heading to top of line text "Portfolio" to the left of vertical arrow, text: Market Position.
Inside horizontal and vertical axis at mid-point one oval with the text: Schein Today, and three arrows pointing outward to three ovals, first oval near top of vertical axis text: Broad Dialysis Franchise, second oval text centered between vertical and horizontal axis: Red Blood Cell Management, third oval text above "Oncology" on horizontal axis: Oncology Supportive Care.

TEXT:
Below horizontal axis: Anemia/Nephrology, Hematology, Oncology, GI Surgery. Therapeutic Expertise.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                   SLIDE FORTY
CENTER HEADING:
R & D Strategies - in Brand (italics)

SUBHEADING:
Bullet mark: Additional iron replacement indications

TEXT:
Oncology
1-2 million patients
Chemotherapeutic anemia
Gastroenterology
1 million patients
Crohn's Disease, ulcerative colitis, gastric ulcers
Surgery
>3 million patients
Orthopedic, cardiac, abdominal, trauma

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE FORTY-ONE
CENTER HEADING:
Generic Business Focus

GRAPHIC:
Two columns:
Left column consist of a box with text: GENERIC
Right column consists of text: A leader in generic sales
Top-tier position in many solid dosage products
Develop "complex" generics
Competitive advantage


                                      13.

Extended product life cycles
Broad pipeline

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE FORTY-TWO
CENTER HEADING:
Generic Production Capacity

TEXT:
Three solid oral dosage manufacturing facilities
Carmel, NY - 112,000 sq. ft.
Danbury, CT - 87,000 sq. ft.
Humacao, PR - 75,000 sq. ft.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE FORTY-THREE
CENTER HEADING:
Generic Market Leaders

SUBHEADING:
Total Units

GRAPHIC:
Graph with two major axes. First line in vertical axis from 0 to 10,000, in 1,000 increments. Text on side of graphic states: (in 000's). Second line in horizontal axis lists Teva, Mylan, Watson, Apothecon, Geneva, Zenith, Schein, Roxane, Warrick, Purepack, Ethex and Barr. First block graphic from Teva going upward to the 10,000 mark;
Mylan going upward to the 8,000 mark;
Watson going upward to the 5,500 mark;
Apothecon going upward to approximately the 5,100 mark;
Geneva going upward to approximately the 5,100 mark;
Zenith going upward to approximately the 5,000 mark;
Schein going upward to approximately the 4,500 mark;
Roxane going upward to approximately the 3,000 mark;
Warrick going upward to approximately the 2,500 mark;
Purepac going upward to approximately the 2,400 mark;
Ethex going upward to approximately the 1,800 mark;
Barr going upward to approximately the 1,750 mark.

TEXT: Source IMS Health Data (March 2000)

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE FORTY-FOUR
CENTER HEADING:
R&D Strategies - Generic (in italics)

TEXT:
Internal development
Patent challenges


                                      14.

7 filed
Cheminor Drug Partnership
FDA approved bulk manufacturer
New U.S. finished dosage form plant
4 ANDAs filed

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE FORTY-FIVE
CENTER HEADING:
Schein's ANDA Approvals in 2000

TEXT:
Solids
Enalapril Maleate Tablets (*)
Famotidine OTC Tablets (*)
Famotidine Tablets (*)
Ranitidine 75 OTC Tablets (*)
Sterile
Famotidine Injectable (*)

GRAPHIC (legend):
(*) Tentative approval

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE FORTY-SIX
CENTER HEADING:
Schein's Currently Pending ANDAs

TEXT:
10 ANDAs pending approval
$9 Billion in brand sales (*)
(*) Estimates based on IMS Health Data

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE FORTY-SEVEN
CENTER HEADING:
Generic Business Summary

TEXT:
Well positioned for growth
Established customer relationships
Strong product performance
Next row, indent, bullet: Robust pipeline

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.


                                      15.

                                SLIDE FORTY-EIGHT
CENTER HEADING:
Acquisition Rationale and Summary

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE FORTY-NINE
CENTER HEADING:
Acquisition of Schein Strategic Rationale - Brand

TEXT:
First line, bullet mark: Increase scale and focus of specialty brand business Leading position in injectable iron
Add Nephrology division to current Watson niche segments
Opportunity to leverage Watson's existing sales and marketing capabilities

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                   SLIDE FIFTY
CENTER HEADING:
Acquisition of Schein

SUBHEADING:
Strategic Rational - Generic

TEXT:
Add sizeable, established generic business
Combined company will be one of the generic market leaders
Expanded generic pipeline
Development partnerships
Internal development
Significant synergy opportunities

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE FIFTY-ONE
CENTER HEADING:
Acquisition of Schein

SUBHEADING:
Transaction Overview

TEXT:
Two-step acquisition
Cash tender offer
At least 74% of outstanding shares to be acquired for $19.50 in cash
(in italics)
Back-end merger for stock
Up to 26% of shares may be acquired for $23.00 in stock (subject to adjustment) (italics)
Purchase price


                                      16.

Implied equity value of approximately $740 million and enterprise value of approximately $960 million

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE FIFTY-TWO
CENTER HEADING:,
Acquisition of Schein

SUBHEADING:
Transaction Financing

TEXT:
Existing cash from Balance Sheet
Bank commitment up to $1.1 Billion
Projected total debt incurrence of $600 million
Refinance of Schein indebtedness
Issuance of Watson equity
$23 per share stock consideration
Fixed price subject to a 10% collar and fixed ratio beyond

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE FIFTY-THREE
CENTER HEADING:,
Acquisition of Schein

SUBHEADING:
Transaction Timing

TEXT:
Cash tender commences week of June 5th
Tender offer expected to close week of July 3rd
Back-end merger expected to close September

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE FIFTY-FOUR
CENTER HEADING:
Acquisition of Schein

SUBHEADING:
Financial Rationale

TEXT:
Combined 1999 pro forma sales of over $1.1 Billion
Cash, debt and equity used to finance acquisition
Strong projected earnings and cash flow result in rapid de-leveraging

GRAPHIC:


                                      17.

Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE FIFTY-FIVE
CENTER HEADING:
Acquisition of Schein

SUBHEADING:
Financial Rationale

TEXT:
Year 2000 (underlined)
Modestly accretive to cash EPS in 2H00
Dilutive to GAAP EPS in 2H00
Year 2001  (underlined)
Accretive to cash EPS in 2001
Modestly accretive to GAAP EPS in 2001

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE FIFTY-SIX
CENTER HEADING:
Watson Pharmaceuticals, Inc.

GRAPHIC:
Center of page: Watson Pharmaceuticals, Inc logo

TEXT:
NYSE: WPI

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE FIFTY-SEVEN
CENTER HEADING:
Brand Sales Force - Combined

GRAPHIC:
Graph with two major axes. First line in vertical axis from 0 to 450, in 50 point increments. Second line in horizontal axis from 1996 to 1997, 1998, 1999 and 2000 (est.). First block graph showing 1996 going upward to 4; 1997 going upward to 216; 1998 going upward to 351, 1999 going upward to 382 and 2000 (est.) going upward to 419. Between columns 1999 and 2000 (est.) a number 37 appear on the top center.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE FIFTY-EIGHT
CENTER HEADING:
Brand Business - Combined Divisions

TEXT:
Dermatology - 5 products


                                      18.

General Products - 6 products
Nephrology - 2 products
Women's Health - 11 products

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE FIFTY-NINE
CENTER HEADING:
Generic Business - Combined

TEXT:
Over 250 products
Over 35 additional products in development

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                   SLIDE SIXTY
CENTER HEADING:
ANDA Status - Combined

TEXT:
7 tentative approvals
20 pending approvals.
Approximately $12 Billion in brand sales in 1999 (*)

GRAPHIC (legend):
(*) Estimates based on IMS Health Data

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE SIXTY-ONE
CENTER HEADING:
Combined Facilities

GRAPHIC:
Map of the United States at center of page reflecting Salt Lake City, UT, Corona, CA, Phoenix, AZ, Glenview, IL, Cincinnati, OH, Brewster, NY, Carmel, NY, Danbury, CT, Copiague, NY, Florham Park, NJ, Livingston, NJ, Cherry Hill, NJ, Miami, Fl. Bottom right corner reflects text: Humacao, Puerto, Rico.

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                 SLIDE SIXTY-TWO
CENTER HEADING:
Summary

TEXT:
Continued cash flow & earnings growth
Balanced brand and generic focus
Increased R&D pipeline


                                      19.

Increased management depth
Orientation to shareholder value

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE SIXTY-THREE
CENTER HEADING:,
WATSON PHARMACEUTICALS, INC.

GRAPHIC:
Center of Page: Watson Pharmaceuticals, Inc. logo

TEXT:
NYSE: WPI

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.

                                SLIDE SIXTY-FOUR
CENTER HEADING:
Exchange Ration with Collar Mechanism

GRAPHIC:
First box graph titled: Price Per Schein share.  Two axes: Vertical axis from:
$16.00, $19.15, $23.00, $26.50, $30.00.  Text: Price Per Schein share
Horizontal axis from $37.82, $44.61, $54.52, $62.82. Text: Watson Average Closing Price.
Graph shows line beginning at $19.50 on the $37.82 horizontal axis, then to $23.00 on the $44.61 horizontal axis (crossing over to $52.52), up to $26.5 on the $62.82 horizontal axis.

Second box graph labeled Exchange Ration. Two axis: Vertical axis from 0.3281, 0.4219, 0.5156, 0.6094. Text: Exchange Ratio.
Horizontal axis from $37.82, $44.61, $54.52, $62.82. Text: Watson Average Closing Price.
Graph shows line beginning at 0.6094 going downward at an angle to 0.5156 on the $37.82 horizontal axis, to 0.4219 on the $52.52 horizontal axis and tapering off graph past the $62.82 horizontal axis.

Box on bottom of page
Lower text box - two columns
First column - Watson Average Closing Price (AP) (underlined):
greater than $62.82, $62.82 - greater than $54.52, $54.52-$44.61, greater than
$44.61-$37.82, greater than $37.82
Second column - Exchange Ratio (underlined):
less than or equal to 0.42187 (**), 0.42187, 0.42186 - 0.51562,
0.51562, greater than or equal to 0.51562 (*)

TEXT (legend):
(*) $19.50 / AP or $19.50 cash or mix.
(**) $26.50 / AP

GRAPHIC:
Small Watson Pharmaceuticals, Inc. logo.


                                      20.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Watson plans to file a Schedule TO and a registration statement on SEC Form S-4 in connection with the tender offer and the merger, and Watson and Schein expect to mail tender offer documentation and a proxy statement/prospectus to stockholders of Schein containing information about the tender offer and the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE TENDER OFFER DOCUMENTATION, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT SCHEIN, WATSON, THE TENDER OFFER, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE TENDER OFFER DOCUMENTATION, THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM WATSON BY DIRECTING A REQUEST THROUGH THE INVESTOR RELATIONS PHONE LINE AT 909-270-1400, EXTENSION 4153; BY MAIL TO WATSON PHARMACEUTICALS, INC.,
ATTENTION: INVESTOR RELATIONS DEPARTMENT, 311 BONNIE CIRCLE, CORONA, CALIFORNIA 92880, FROM SCHEIN THROUGH THE INVESTOR RELATIONS PHONE LINE AT 973-593-5535 OR BY MAIL TO SCHEIN PHARMACEUTICAL, INC., ATTENTION: INVESTOR RELATIONS, 100 CAMPUS DRIVE, FLORHAM PARK, NEW JERSEY, 07932.

In addition to the tender offer documentation, the registration statement and the proxy statement/prospectus, Watson and Schein each file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Watson or Schein at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on the public reference rooms. Schein's and Watson's filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

WATSON, SCHEIN, THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES MAY BE SOLICITING PROXIES FROM SCHEIN STOCKHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. A DESCRIPTION OF ANY INTERESTS THAT SCHEIN'S DIRECTORS AND EXECUTIVE OFFICERS HAVE IN THE MERGER WILL BE AVAILABLE IN THE PROXY STATEMENT/PROSPECTUS.

FORWARD LOOKING INFORMATION

THIS DOCUMENT CONTAINS CERTAIN STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO FUTURE EVENTS OR FUTURE BUSINESS PERFORMANCE. ANY SUCH STATEMENTS THAT REFER TO WATSON'S OR SCHEIN'S ESTIMATED OR ANTICIPATED FUTURE RESULTS, PRODUCT DEVELOPMENT EFFORTS OR PERFORMANCE OR OTHER NON-HISTORICAL FACTS ARE FORWARD-LOOKING AND REFLECT EACH COMPANY'S CURRENT PERSPECTIVE OF EXISTING TRENDS AND INFORMATION. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE CONSUMMATION OF THE PROPOSED ACQUISITION OF SCHEIN BY WATSON AND THE FUTURE GROWTH, IMPACT AND SUCCESS OF THE COMBINED COMPANY, INCLUDING EXPECTATIONS REGARDING FINANCIAL PERFORMANCE, PRODUCT DEVELOPMENT EFFORTS AND THE SUCCESSFUL INTEGRATION OF THE TWO BUSINESSES. SUCH


                                      21.

FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT CANNOT BE PREDICTED OR QUANTIFIED AND, CONSEQUENTLY, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, RISKS RELATED TO THE CONSUMMATION OF THE PROPOSED ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO OBTAIN, OR MEET THE CONDITIONS IMPOSED FOR, GOVERNMENTAL APPROVALS FOR THE PROPOSED ACQUISITION, THE POSSIBLE INABILITY TO OBTAIN ON COMMERCIALLY ADVANTAGEOUS TERMS ANY CONSENTS OR APPROVALS OF THIRD PARTIES WITH RESPECT TO THE PROPOSED ACQUISITION, THE POSSIBILITY DUE TO MARKET CONDITIONS OR OTHER FACTORS OF THE WITHDRAWAL OF THIRD PARTY FINANCING FOR THE PROPOSED ACQUISITION, AND THE POSSIBLE FAILURE TO OBTAIN THE TENDER OF SUFFICIENT SCHEIN SHARES PURSUANT TO WATSON'S TENDER OFFER TO MEET THE MINIMUM CONDITION TO THE CONSUMMATION OF THE PROPOSED ACQUISITION, RISKS ASSOCIATED WITH THE INTEGRATION OF THE WATSON AND SCHEIN BUSINESSES AFTER CONSUMMATION OF THE PROPOSED ACQUISITION, INCLUDING THE POSSIBLE INABILITY TO SUCCESSFULLY INTEGRATE THESE BUSINESSES ON A COST EFFECTIVE AND TIMELY BASIS, THE POSSIBLE INABILITY TO OBTAIN ON A TIMELY BASIS ANY REGULATORY OR THIRD PARTY APPROVALS NECESSARY TO SUCCESSFULLY IMPLEMENT THE COMBINED COMPANY'S INTEGRATION PLANS OR THE POSSIBLE INABILITY TO TIMELY MAKE CHANGES ON COMMERCIALLY ADVANTAGEOUS TERMS TO SCHEIN'S BUSINESS, AND SUCH OTHER RISKS AND UNCERTAINTIES DETAILED IN WATSON'S AND SCHEIN'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING EACH COMPANY'S ANNUAL REPORT AND FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AND FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2000.


                                      22.